Exhibit 99.3

Summary information with respect to Elbit Imaging Ltd. unaudited financial statements as of December 31, 2016

Presentation method of the unaudited financial statements

The Company is involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single-step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. The Company also believes that its operating expenses should be classified by a function of: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

The Company's strategy in respect of PC's commercial centers is to dispose of the commercial centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in central and eastern Europe in previous years, and following discussion with the SEC, the Company's management determined that PC lacks sufficient consistent historical experience of trading property exact time line realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, the Company decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial centers are mainly derived from their disposal to third parties, while until a disposal occurs the Company collects rental income from the Company's completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations until the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

The Company's revenues from the sale of commercial centers and other real estate properties are subject to the execution and consummation of sale agreements with potential purchasers. In periods when the Company consummates a sale of a real estate asset, the Company records revenues in substantial amounts and, as a result, the Company may experience significant fluctuations in its annual and quarterly results. The Company believes that period-to-period comparisons of its historical results of operations may not necessarily be meaningful or indicative, and that investors should not rely on them as a basis for future performance.

Consequently, the Radisson Complex is presented as part of the Company's property, plant and equipment in the unaudited financial statements.

Translation of statements of income of foreign operations

The majority of the Company's businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (the Company's reporting and functional currency). The Company translates its subsidiaries’ results of operations into NIS based on the average exchange rate of the relevant functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in the Company's reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in the Company's revenues and costs related to such revenues in NIS.

Statements of income

The following table presents the Company's unaudited statements of income for each of the three years ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	126,019	200,078	201,571	32,775
Revenues from Hotels operations and management	135,839	147,886	197,007	35,328
Total revenues	261,858	347,964	398,578	68,103

Gains and other
Rental income from Commercial centers	66,417	83,849	113,661	17,274
Gain from sale of investees	-	6,712	11,301	-
Total gains	66,417	90,561	124,962	17,274

Total revenues and gains	328,274	438,525	523,540	85,377

Expenses and losses
Commercial centers	159,806	290,360	291,864	41,562
Hotels operations and management	115,367	126,849	173,918	30,004
General and administrative expenses	10,257	16,678	39,785	2,668
Share in losses of associates, net	54,313	42,925	17,298	14,125
Financial expenses	143,987	236,288	237,601	37,448
Financial income	1,056	(2,154)	(6,317)	274
Change in fair value of financial instruments measured at fair value through profit and loss	(2,707)	5,446	71,432	(704)
Financial gain from debt restructuring	-	-	(1,616,628)	-
Write-down, charges and other expenses, net	155,357	38,298	531,042	40,405
	637,435	754,690	(260,005)	165,783

Profit (loss) before income taxes	(309,162)	(316,165)	783,545	(80,406)

Income taxes expenses (tax benefits)	2,906	5,631	(2,287)	756

Profit (loss) from continuing operations	(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operations, net	-	6,874	(1,475)	-

Profit (loss) for the year	(312,068)	(314,922)	784,357	(81,162)

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	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(194,830)	(186,150)	1,008,999	(50,671)
Non-controlling interest	(117,237)	(128,772)	(224,642)	(30,491)
	(312,068)	(314,922)	784,357	(81,162)

Profit (loss) from continuing operations
Equity holders of the Company	(194,830)	(193,024)	1,010,619	(50,671)
Non-controlling interest	(117,237)	(128,772)	(224,787)	(30,491)
	(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operation, net
Equity holders of the Company	-	6,874	(1,620)	-
Non-controlling interest	-	-	145	-
	-	6,874	(1,475)	-

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:

From continuing operation	(21.2)	(21.00)	127.64	(5.51)
From discontinued operations	-	0.75	(0.19)	-
	(21.2)	(20.25)	127.45	(5.51)
Diluted earnings (loss) per share:
From continuing operation	(21.2)	(21.00)	127.64	(5.51)
From discontinued operations	-	0.75	(0.19)	-
	(21.2)	(20.25)	127.45	(5.51)

2016 compared to 2015

Income - Revenues and Gains

Total income (revenues and gains) in 2016 amounted to NIS 328 million ($85 million), compared to NIS 438 million in 2015.

Total revenues in 2016 amounted to NIS 262 million ($68 million), compared to NIS 348 million in 2015. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 126 million ($33 million) in 2016 compared to NIS 200 million in 2015. The Company's revenues in 2016 were attributable to the consummation of transactions for the sale of Liberec Plaza commercial center in the Czech Republic and of plots in Serbia, Romania and Poland. In 2015 such revenues were attributable to the sale of Koregon Park commercial center in India and of plots in Romania and Poland.

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(ii)	Revenues from hotel operations and management decreased to NIS 135 million ($35 million) in 2016 compared to NIS 148 million in 2015. The decrease was mainly attributable to the sale of the Company's hotels in Antwerp, Belgium in June 2015, which caused a decrease in hotel operations and management revenues offset by an increase in the revenue of the Radisson complex in Bucharest Romania. The average occupancy rate of our hotel increased from 77% in 2015 to 78% in 2016, and the average room rate increased from € 94 in 2015 to € 95 in 2016.

(iii)	Total gains and other in 2016 amounted to NIS 66 million ($17 million), compared to NIS 91 million in 2015. Set forth below is an analysis of the Company's gains and other:

a.	Rental income from commercial centers decreased to NIS 66 million ($17 million) in 2016 compared to NIS 84 million in 2015, mainly as a result of: selling the Koregon Park commercial center in May 2015, Liberec Plaza commercial center in March 2016 and the sale to the bank of the Zgorzelec Plaza commercial center in September 2016.

b.	Gain from a sale of investee companies decreased to nil in 2016, compared to NIS 7 million in 2015. The gain in 2015 is attributable to the closing of our indirect associated company, Gamida Cell Ltd.'s ("Gamida") entered into agreements with Novartis Pharma AG, ("Novartis") according to which Novartis will invest in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis.

Expenses and losses

The Company's expenses and losses in 2016 amounted to NIS 637 million ($165 million), compared to income NIS 755 million in 2015. Set forth below is an analysis of the Company's expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 160 million ($42 million) in 2016, compared to NIS 290 million in 2015. Such decrease was mainly attributable to (i) a decrease in the amount of NIS 115 million in the cost of trading property sold, and (ii) a decrease in operational expenses of commercial centers in the amount of NIS 15 million, mainly due to the sale of Liberec Plaza commercial center and Zgorzelec Plaza commercial centers in 2016 and the Koregaon Park commercial center in 2015.

(ii)	Cost of hotel operations and management decreased to NIS 115 million ($30 million) in 2016, compared to NIS 127 million in 2015. The decrease was mainly attributable to the sale of the Company's hotels in Antwerp, Belgium in June 2015, offset by an increase in the Radisson complex expenses due to increase in revenue.

(iii)	General and administrative expenses decreased to NIS 10 million ($2.6 million) in 2016, compared to NIS 17 million in 2015. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in the Company's headquarters.

(iv)	Share in losses of associates, net increased to NIS 54 million ($14 million) in 2016, compared to NIS 43 million in 2015. The increase is mainly attributable to the sale of PC's 50% shareholding in the commercial center in Riga, Latvia in September 2016.

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(v)	Financial expenses decreased to NIS 144 million ($36 million) in 2016, compared to NIS 236 million in 2015. Such decrease of approximately NIS 96 million is explained mainly by the following:

a.	Gain from a buyback of bank loans and debentures in 2016 in the amount of NIS 78 compared to NIS 55 gain from such buybacks in 2015;

b.	Decrease in interest and CPI-linked expenses in the Company's headquarters of NIS 16 million as a result of a decrease in the level of the Company's corporate debts following partial repayment of bank loan and buyback of debentures as described above.

c.	Decrease in loss from foreign currency translation exchange and other in the amount of NIS 44 million. The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the € and NIS on PCs' notes, which are recorded in NIS and are measured in €.

d.	Decrease in the interest and CPI-linked expenses of PC in the amount of NIS 10 million, which was mainly attributable to capitalization of finance expenses on qualified asset and decrease in PC's interest on bank loans due to the sale of commercial centers in 2016 and 2015;

(vi)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 2 million ($0.52 million) in 2016 compared to gain in the amount of NIS 5 in 2015.

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(vii)	Write-down, charges and other expenses, net, increased to NIS 155 million ($40 million) in 2016, compared to NIS 38 million in 2015. The write down was mainly attributable to the write-down in PC's trading property in Eastern Europe and India in the amount of NIS 196 million ($51 million) in 2016 compared to NIS 87 million in 2015. The following table provides information in respect of the write down of the trading property for the years ended on December 31, 2016 and December 31, 2015:

	Year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Project name (City, Country)

Operational:
Koregaon Park (Pune, India)	-	6,547
Zgorzelec (Zgorzelec, Poland)	-	6,233
Liberec (Liberec, Czech Republic)	-	26,466
	-	39,246
Non-Operational:
Chennai (Kadavantara, India)	24,564	-
Helios Plaza (Athens, Greece)	2,992	1,913
Sportstar Plaza Visnjicka (Belgrade, Serbia)	-	(23,814)
Lodz Plaza (Lodz, Poland)	1,618	9,460
Krusevac (Krusevac, Serbia)	809	3,401
Casa radio (Bucharest, Romania)	130,376	36,139
Constanta (Constanta, Romania)	3,445	1,701
Ciuc (Ciuc, Romania)	3,842	-
Timisoara (Timisoara, Romania)	10,514	1,110
Lodz residential (Lodz, Poland)	-	9,070
Kielce (Kielce, Poland)	4,448	723
BAS (Romania)	3,235	-
Arena Plaza extention (Budapest, Hungary)	3,749	5,323
Others	-	2,716
	189,592	47,742
	189,592	86,988

The above expenses for 2016 were offset by income of NIS 32 million ($8 million) which was attributable mainly to consolidation of the Bangalore project in India.

As a result of the foregoing factors, the Company recognized a loss before income tax in the total amount of NIS 309 million ($79 million) in 2016, compared to loss before income tax in the total amount of NIS 316 in 2015.

Income taxes expenses amounted to 3 million ($0.8 million) in 2016 compared NIS 6 million in 2015.

The above resulted in a loss from continuing operations in the amount of NIS 312 million ($80 million) in 2016, compared to a loss from continuing operations in the amount of NIS 322 million in 2015 .

Profit from discontinued net operation amounted to nil comparing to profit from discontinued net operation amounted to NIS 7 million in 2015. In 2015 the discontinued operations was attributable to the Company's former Mango operation.

The above resulted in a loss of NIS 312 million ($80 million) in 2016, of which a loss of NIS 195 million ($51 million) was attributable to the Company's equity holders and a loss in the amount of NIS 117 million ($28 million) was attributable to the non-controlling interest. The loss in 2015 was of NIS 321 million, of which a loss of NIS 193 million was attributable to the Company's equity holders and a loss in the amount of NIS 128 million was attributable to the non-controlling interest.

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The deficit in the shareholders' equity attributable to the Company's equity holder as of December 31, 2016 amounted to NIS 87 million ($23 million). The Company's total shareholder equity as of December 31, 2016 amount to NIS 52 million ($14 million).

The following table provides supplemental information of the Company's results of operations per segment, for the year ended December 31, 2016 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	136	126	96	-	(96)	262
Rental income from commercial centers	-	84	-	-	(18)	66
Total revenues and gains	136	210	96	-	(114)	328
Costs and expenses	115	174	216	-	(230)	275
Other expenses (income), net	(7)	171	-	(9)	-	155
Segment profit (loss)	27	(135)	(120)	9	116	(101)
Financial (expenses) income, net	(20)	60	-	-	-	41
Share in losses of associates, net	-	-	(8)	-	(46)	(54)
Unallocated general and administrative expenses						(10)
Unallocated other expenses						(1)
Unallocated financial expenses						(185)
Financial income						(1)
Changes in fair value of financial instruments measured at FVTPL						3
Loss before income taxes						(309)
Income taxes						(3)
Loss from continuing operations						(312)
Income from discontinued operation						-
Loss for the year						(312)

2015 compared to 2014

Income - Revenues and Gains

Total income (revenues and gains) in 2015 amounted to NIS 438 million compared to NIS 524 million in 2014.

Total revenues in 2015 amounted to NIS 348 million, compared to NIS 399 million in 2014. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 200 million, in 2015 compared to NIS 201 million in 2014. The Company's revenues in 2015 were attributable to consummations of transaction for the sale of Koregon Park commercial center in India and plots in Romania and Poland. In 2014 such revenues were attributable to sale of Kragujevac Plaza commercial center in Serbia and plots in Romania.

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(ii)	Revenues from hotel operations and management decreased to NIS 148 million in 2015 compared to NIS 197 million in 2014. The decrease was mainly attributable to the sale of the Company's hotels in Antwerp, Belgium in June 2015 which caused a decrease in hotel operations and management revenues. The average occupancy rate increase from 76% in 2014 to 77% in 2015 and the average room rate increase from € 92 in 2014 to € 94 in 2015.

(iii)	Total gains and other in 2015 amounted to NIS 91 million, compared to NIS 125 million in 2014. Set forth below is an analysis of the Company's gains and other:

a.	Rental income from commercial centers decreased to NIS 83 million, in 2015 compared to NIS 114 million in 2014, mainly as a result of: (i) selling the Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015, (ii) decrease in revenues from the entertainment parks within the commercial centers which were closed during 2014; and (iii) depreciation of the € (the functional currency of the Company's commercial center operation) against the NIS. The average occupancy rate in the Company's commercial centers was 84%-97% in 2015, compared to 84%-99% in 2014.

b.	Gain from a sale of investee companies decreased to NIS 7 million in 2015, compared to NIS 11 million in 2014 attributable to the closing of Gamida's investment rounds with Novartis.

Expenses and losses

The Company's expenses and losses in 2015 amounted to NIS 755 million, compared to income NIS 260 million in 2014. Set forth below is an analysis of the Company's expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 290 million in 2015, compared to NIS 292 million in 2014. Such decrease was mainly attributable to the operational expenses of commercial centers in the amount of NIS 24 million mainly due to the sale Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015, offset by an increase in the cost of trading property sold in the amount of NIS 22 million.

(ii)	Cost of hotel operations and management decreased to NIS 127 million in 2015, compared to NIS 174 million in 2014. The decrease was mainly attributable to the sale of the Company's hotels in Antwerp, Belgium in June 2015.

(iii)	General and administrative expenses decreased to NIS 17 million in 2015, compared to NIS 40 million in 2014. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in the Company's headquarters during 2014 and 2015.

(iv)	Share in losses of associates, net increased to NIS 43 million in 2015, compared to NIS 17 million in 2014. The increase is mainly attributable to the losses of the Company's medical activities as a results of a reduction in Insightec's revenues in 2015 comparing to 2014, as well an increase in the research and development cost of the Company's Medical investees offset by the operations of PC's commercial center in Riga, Latvia.

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(v)	Financial expenses decreased to NIS 236 million in 2015, compared to NIS 238 million in 2014. Such decrease of approximately NIS 2 million is explained as follows:

a.	Gain from a buyback of debentures and a bank loan in 2015 in the amount of NIS 56 compared to no comparable gain in 2014;

b.	Decrease in interest and CPI-linked expenses in the Company's headquarters of NIS 13 million as a result of the decrease in the level of the Company's corporate debts following the consummation of the Company's debt restructuring at the beginning of 2014.

Offset by:

a.	Increase in the interest and CPI-linked expenses of PC in the amount of NIS 26 million which was mainly attributable to an increase in interest expenses on PC's notes due to highly effective interest rates and an acceleration of amortizing of discounts offset by a decrease in PC's interest on bank loans due to the sale of commercial centers during 2014 and 2015;

b.	Increase in loss from foreign currency translation exchange and other in the amount of NIS 41 million. The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the € and NIS on PCs' notes, which are recorded in NIS and are measured in €, and to the Company's bank loan which in 2014 was recorded in $ and measured in NIS.

(vi)	Financial income decreased to NIS 2 million in 2015, compared to NIS 6 million in 2014.

(vii)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 5 million in 2015 compared to NIS 71 in 2014. The change in fair value of financial instruments was mainly attributable to the following:

a.	the Company had no losses from changes in fair value attributable to PC's notes in 2015 compared to losses of NIS 60 million in 2014 mainly due to the fact that following the consummation of PC's debt restructuring (at the end of 2014) PC's notes were no longer measured at fair value through profit and loss and therefore changes in their fair value in 2015 did not affect the Company's profit and loss account.

b.	Loss from change in fair value of derivatives, embedded derivatives and marketable securities amounted to NIS 5 million in 2015, compared to NIS 11 million in 2014.

(viii)	Financial gain from the debt restructuring in 2014 amounted to approximately NIS 1,616 million. The gain from the Company's restructuring amounted to NIS 1,610 million, and PC's net gain from its restructuring amounted to NIS 6 million. Such gain reflects the difference between the Company's carrying amount and PC's unsecured financial debts as of the closing of their respective restructuring plans and the fair value of the shares and notes issued by the Company and PC based on their respective quoted closing prices on the first day thereafter.

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Write-down, charges and other expenses, net, decreased to NIS 38 million in 2015, compared to NIS 531 million in 2014. The write down was mainly attributable to the write-down in PC's trading property in Eastern Europe and India in the amount of NIS 87 million in 2015 compared to NIS 528 million in 2014. The following table provides information in respect of the write down of the trading property in each of the years ended on December 31, 2015 and 2014:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
Project name (City, Country)

Operational:
Kragujevac (Kragujevac, Serbia)	-	16,040
Koregaon Park (Pune, India) (See description below)	6,547	47,525
Zgorzelec (Zgorzelec, Poland)	6,233	18,275
Liberec (Liberec, Czech Republic)	26,466	9,827
	39,246	91,667
Non-Operational:
Iasi (Iasi, Romania)	-	20,221
Chennai (Kadavantara, India)	-	28,988
Belgrade Plaza (Belgrade, Serbia)	-	11,812
Helios Plaza (Athens, Greece)	1,913	51,168
Sportstar Plaza Visnjicka (Belgrade, Serbia)	(23,814)	827
Lodz Plaza (Lodz, Poland)	9,460	5,134
Krusevac (Krusevac, Serbia)	3,401	-
Casa radio (Bucharest, Romania)	36,139	217,265
Constanta (Constanta, Romania)	1,701	17,898
Ciuc (Ciuc, Romania)	-	17,147
Timisoara (Timisoara, Romania)	1,110	9,577
Lodz residential (Lodz, Poland)	9,070	-3,137
Kielce (Kielce, Poland)	723	(1,526)
BAS (S Romania)	-	27,269
Arena Plaza extention	5,323	-
Others	2,716	26,968
	47,742	435,885

	86,988	527,552

The above write down of expenses for 2015 were offset by income of NIS 56 million which was attributable to realization of foreign currency translation reserves to profit and loss mainly due to realization of the € activity in the Company's Hotel segment.

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As a result of the foregoing factors, the Company recognized a loss before income tax in the total amount of NIS 316 million in 2015, compared to profit of NIS 784 million in 2014.

Income tax amounted to 6 million in 2015 compared to tax benefits of NIS 2 million in 2014. The increase in tax expenses was attributable mainly to deferred taxes due to timing differences related to PC's notes.

The above resulted in a loss from continuing operations in the amount of NIS 322 million in 2015, compared to profit in the amount of NIS 786 million in 2014.

Profit from discontinued net operation amounted to NIS 7 million comparing to loss amounted to NIS 1 million in 2014. The discontinued operations is attributable to the Company's former Mango operation.

The above resulted in a loss of NIS 315 million in 2015, of which a loss of NIS 186 million was attributable to the Company's equity holders and a loss in the amount of NIS 129 million was attributable to the non-controlling interest. Profit in 2014 included NIS 1,009 million attributable to the Company's equity holders and a loss in the amount of NIS 225 million attributable to the non-controlling interest.

The Company's shareholders' equity as of December 31, 2015 amounted to NIS 304 million of which an amount of NIS 19 million is attributable to the Company's equity holders.

The following table provides supplemental information of the Company's results of operations per segment, for the year ended December 31, 2015 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	148	200	63	-	(63)	348
Rental income from commercial centers	-	109	-	-	(25)	84
Gain from changes of shareholding in investees entities	-	-	-	-	7	7
Total revenues and gains	148	309	63	-	(81)	439
Costs and expenses	127	300	107	6	(123)	417
Research and development expenses	-	-	59	-	(59)	-
Other expenses (income), net	-	84	-	6	-	90
Segment profit (loss)	21	(74)	(103)	(12)	100	(68)
Financial (expenses) income, net	(31)	30	1	-	-	-
Share in losses of associates, net	-	-	(13)	-	(29)	(43)
Unallocated general and administrative expenses						(17)
Unallocated other expenses						52
Unallocated financial expenses						(239)
Financial income						2
Changes in fair value of financial instruments measured at FVTPL						(3)
Loss before income taxes						(316)
Income taxes						(6)
Loss from continuing operations						(322)
Income from discontinued operation						7
Loss for the year						(315)

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